UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  November 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Notice regarding the Filing of an Amendment Report for the Annual Securities Report

for the Previous Fiscal Year

and Corrections of Financial Results and Related Materials for Previous Fiscal Periods

Tokyo, November 13, 2026 — Sumitomo Mitsui Financial Group, Inc. (the “Company”, President and Group CEO: Toru Nakashima) hereby announces that the Company has filed an amendment report for the Annual Securities Report for the previous fiscal year with the Kanto Local Finance Bureau today and has also made corrections to certain of its Consolidated Financial Results and others for previous fiscal periods, as described below.

I. Reasons and details

The corrections were made because an error was found in the fair value measurement of Monetary claims bought for the fiscal year ended March 31, 2026. Accordingly, we corrected our consolidated financial statements and related disclosures.

As a result of these corrections, as of March 31, 2026, Monetary claims bought decreased by ¥99,611 million, Deferred tax liabilities decreased by ¥31,397 million, and Net unrealized gains (losses) on other securities decreased by ¥68,213 million. In addition, Other comprehensive income (Net unrealized gains (losses) on other securities) for the fiscal year ended March 31, 2026 decreased by ¥68,213 million.

II. Materials to be corrected as of today

Annual Securities Report	The 24th term (From April 1, 2025, to March 31, 2026)
Financial results	Consolidated financial results for the fiscal year ended March 31, 2026 <Under Japanese GAAP> Consolidated financial results for the three months ended June 30, 2026 <Under Japanese GAAP>
Other Timely Disclosure Materials	Financial Results Fiscal Year 3/2026 -Supplementary Information- Capital Ratio as of June 30, 2026

(*)   Related to this correction, the amendment report for the Annual Securities Report of Sumitomo Mitsui Banking Corporation for the 23rd fiscal year (from April 1, 2025 to March 31, 2026) will also be submitted to the Kanto Local Finance Bureau as of today. Additionally, disclosure materials available only on our website, such as the “Annual Reports”, have also been corrected as of today. For further details, please refer to our website.

(Millions of yen)

Term	Items	Before Correction (A)	After Correction (B)	Impact (B-A)	Percentage change (%)
24th (March 31,2026) Annual	Monetary claims bought	6,079,754	5,980,143	(99,611)	(1.64%)
	Deferred tax liabilities	619,716	588,318	(31,397)	(5.07%)
	Net unrealized gains (losses) on other securities	2,185,092	2,116,878	(68,213)	(3.12%)
	Total net assets	15,933,144	15,864,931	(68,213)	(0.43%)
	Total assets	328,511,145	328,411,534	(99,611)	(0.03%)
	Other comprehensive income (losses)	544,262	476,049	(68,213)	(12.53%)

Period	Items	Before Correction (A)	After Correction (B)	Impact (B-A)	Percentage change (%)
25th (March 31,2027) Q1	Other comprehensive income (losses)	224,959	293,172	+68,213	+30.32%

End